

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

March 4, 2010

<u>**Via U.S. Mail and Fax (713) 343-3419**</u>

Mr. Larry Vance
Chief Financial Officer
Earth Search Sciences, Inc.
306 Stoner Loop Road
Lakeside, MT 59922

>   **RE: Earth Search Sciences, Inc.**
>   **Form 10-K for the fiscal year ended March 31, 2009**
>   **Filed June 26, 2009**
>   **File No. 000-19566**

Dear Mr. Vance:

    We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year ended March 31, 2009

General

1. On a prospective basis, please paginate your financial statement footnotes. Additionally, as we note that you did note paginate your 3rd Quarter Form 10-Q, please also paginate every page of your future interim reports.

Note 1 – Summary of Operations and Significant Accounting Policies

2. We note you disclosure stating that you "ceased all operations in the year ended March 31, 2007." As your current activities mirror those contemplated by FASB ASC paragraph 915-10-05-2, it appears that you are again a development stage enterprise as defined by FASB ASC Section 915-10-20. On a prospective basis, please label your financial statements as those of a "development stage company" and comply with the presentation requirements of FASB ASC Topic 915.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. The response should be uploaded to the EDGAR system. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Paul Monsour, Staff Accountant, at (202) 551-3360 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief

cc: Mr. Jay Norris
        Malone & Bailey, PC